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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Krueger Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Main Street
(No. and Street)

Keokuk	IA	52632
(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2002
P THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Krueger 319-524-1240
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell, Wardwell & Co.
(Name — *if individual, state last, first, middle name*)

1013 Concert Street	Keokuk	IA	52632
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 12 2002
513

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ROY L. KRUEGER JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRUEGER BROKERAGE, INC. 601 MAIN ST KEOKUK, IA 52632 as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

R L Krueger Jr
Signature

Treasurer
Title

Henry J Krueger 2/22/02

HENRY KRUEGER
Commission Number 157668
My Commission Expires
September 13, 2002

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRUEGER BROKERAGE, INC.
KEOKUK, IOWA

Financial Report
December 31, 2001

TABLE OF CONTENTS

RUSSELL, WARDWELL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1013 Concert Street
KEOKUK, IOWA 52632

John Russell, C.P.A.
John Wardwell, C.P.A.

Area Code 319
Telephone 524-2695

Board of Directors
Krueger Brokerage, Inc.
Keokuk, Iowa

We have audited the accompanying statements of financial condition of Krueger Brokerage, Inc. as of December 31, 2001 and 2000, and the related statements of income, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition of Krueger Brokerage, Inc. as of December 31, 2001 and 2000, and the related statements of income, cash flows, and changes in stockholders' equity for the years then ended present fairly, in all material respects, the financial position of Krueger Brokerage, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

RUSSELL, WARDWELL & CO.

January 30, 2002

KRUEGER BROKERAGE, INC.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
CURRENT ASSETS		
Cash and insured investment accounts	$ 12,526	$ 5,863
Clearing agent escrow cash	8,013	4,704
Clearing agent escrow investment account, at market (Note 8)	28,210	29,531
Investment in mutual fund shares and stocks, at market value (Note 8)	67,598	78,822
Other investments (Note 8)	16,300	16,300
Accounts receivable	14,944	20,769
Income tax refunds receivable (Note 11)	1,312	2,212
TOTAL CURRENT ASSETS	$148,903	$158,201
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	8,940	7,156
Accounts payable - clearing agent	3,930	5,930
TOTAL CURRENT LIABILITIES	12,870	13,086
Stockholders' Equity		
Common stock, par value $1000, authorized 100 shares, issued and outstanding 50 shares	50,000	50,000
Treasury stock (12 shares, at cost) (Note 12)	(25,908)	(25,908)
Retained earnings	111,941	121,023
TOTAL STOCKHOLDERS' EQUITY	136,033	145,115
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$148,903	$158,201

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Income Statements
December 31, 2001 and 2000

	2001	2000
Commission Income	$221,119	$266,733
Interest and dividend income	10,071	11,485
Gain (loss) on sale of securities	1,046	(1,507)
Unrealized (loss) on securities	(6,520)	(3,741)
Other income	1,400	---
Total Income	227,116	272,970
Operating Expenses		
Officers' salaries	102,000	117,110
Other salaries	19,309	20,636
Clearing expenses	39,133	56,772
Computer service	13,224	13,158
Rent	5,400	5,400
Licenses and fees	2,778	2,494
Professional fees	2,289	1,967
Advertising	1,301	1,711
Office expenses	3,628	4,980
Payroll taxes	9,607	10,882
Utilities	3,438	3,559
Travel and entertainment	2,588	2,071
Health insurance	11,785	12,548
SEP contribution (Note 10)	16,764	17,937
Other expenses	2,954	3,008
Total Operating Expenses	236,198	274,233
Net (loss) before income tax	(9,082)	(1,263)
Income tax expense (Note 11)	---	1,118
Net (loss)	$(9,082)	$(2,381)
(Loss) per share	$(181.64)	$(47.62)

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(9,081)	$(2,381)
Unrealized losses on marketable securities	6,519	3,741
(Increase) decrease in accounts receivable	5,825	(6,549)
Increase (decrease) in accounts payable and accrued expenses	684	(2,427)
(Gain) loss on sale of securities	(1,046)	1,507
Net Cash Provided (Used) by Operating Activities	2,901	(6,109)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(7,123)	(39,703)
Proceeds from sale of investments & redemptions	14,194	36,548
Net Cash (Used) by Investing Activities	7,071	(3,155)
CASH FLOWS FROM FINANCING ACTIVITIES	NONE	NONE
Net increase (decrease) in cash	9,972	(9,264)
Cash balance, beginning of year	10,567	19,831
Cash balance, end of year	$ 20,539	$ 10,567

	2001	2000
Cash expended for income taxes	$ 300	$ 2,993

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2001 and 2000

	2001	2000
Beginning stockholders' equity	$145,115	$147,496
Net (loss)	(9,082)	(2,381)
Ending stockholders' equity	$136,033	$145,115

The Notes to Financial Statements are an integral part of this report.

NOTES TO FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

The accounting policies relative to the carrying value of investments are indicated in the captions on the balance sheet. For purposes of the Statements of Cash Flows, cash and cash equivalents is considered to be comprised of deposits available on demand or of highly liquid securities with an original maturity of three months or less.

Note 2. Net Capital

The Company is required by rule 15 c 3-1 of regulation T to maintain a minimum capitalization. The Company's net capital, computed in accordance with this rule, as of December 31, 2001 was $122,715. The Company's required minimum capital is $50,000. Therefore, the Company has excess net capital of $72,715 as of December 31, 2001. Excess net capital at December 31, 2000 was $81,548.

Note 3. Liabilities Subordinated to Claims of General Creditors

As of December 31, 2001 and 2000 Krueger Brokerage, Inc. had no liabilities subordinated to claims of general creditors. The Company does not engage in the types of transactions which give rise to such liabilities.

Note 4. Possession or Control Requirements

The Company is not subject to the requirements regarding possession or control of securities as all transactions involving the purchase and sale of securities are handled through a clearing agent. The Company does not take possession or control of any securities purchased on behalf of customers.

Note 5. Broker/Dealer's Filing of Form X-17A-5

The reported net capital is higher than the amount reported on form X-17A-5 for December 31, 2000 by $8677. These differences, which are material, are due to audit adjustments, primarily income taxes and the recognition of a loss on the sale of securities. The net capital for December 31, 2001 is lower than the amount reported on form X-17A-5 for the period by $3,302. The differences are due to audit adjustments and are not material to the financial statements taken as a whole.

Note 6. The Entity

Krueger Brokerage, Inc. operates an independent brokerage service in Keokuk, Iowa, clearing all securities transactions through two clearing agents, Mesirow Financial, Inc. and Howe Barnes Investments. Clients include institutional and individual traders of securities. The Company is a member of the National Association of Securities Dealers, Inc. and, as such, is subject to its regulations and reporting requirements.

Note 7. SIPC Insurance Coverage

Customers of Krueger Brokerage, Inc. are protected under the Securities Investors Protection Corporation insurance program. The Company was covered under SIPC for the years ended December 31, 2001 and 2000. The Company has paid an assessment of $150 in 2001 and $150 in 2000.

Note 8. Marketable Debt and Equity Securities

Cost and fair value of marketable debt and equity securities at December 31, 2001 and 2000, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2001				
Available for sale:				
Debt securities	$ 20921	$ 224	$ (368)	$ 20777
Equity securities	119057	1106	(28832)	91331
Totals	$139978	$ 1330	$ (29200)	$112108
December 31, 2000				
Available for sale:				
Debt securities	$ 27683	$ 110	$ (468)	$ 27325
Equity securities	118365	4439	(25476)	97328
	$146048	$ 4549	$ (25944)	$124653

Note 9. Lease

The Company leases the third floor of the State Central Bank building to conduct its business activities. Lease payments for 2001 and 2000 were $5400 in each year. The lease is year to year, subject to annual renewal.

Note 10. Simplified Employee Pension Plan

In 1991, the Company adopted a SEP-IRA plan. Discretionary contributions are made by the Company to the account of eligible employees. Employees who have completed three years of service, attained age 21, and have the required level of compensation in the plan year are eligible to participate. For the year ended December 31, 2001 the Company's contribution to the plan is $16,764. In 2000, the Company contributed $17,937 to the plan.

Note 11. Income Taxes

The Company incurred no liability for federal and state income taxes during the year ended December 31, 2001. The federal tax liability for 2000 was $802 and the Iowa liability was $316. The Company has an overpayment of $878 on the federal return and $434 on the Iowa return.

Note 12. Treasury Stock

The total number of shares held as treasury stock as of December 31, 2001 is 12 with a cost basis of $25,908.

Note 13. Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles often requires the use of estimates by management. Actual results may differ from such estimates.

RUSSELL, WARDWELL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1013 Concert Street
KEOKUK, IOWA 52632

John Russell, C.P.A.
John Wardwell, C.P.A.

Area Code 319
Telephone 524-2695

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY DATA

Board of Directors
Krueger Brokerage, Inc.

Our report on our audit of the basic financial statements of Krueger Brokerage, Inc. for 2001 appears on page 3. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and The Computation of Basic Net Capital Requirement are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell, Wardwell & Co.

Russell, Wardwell & Co.
Keokuk, Iowa

January 30, 2002

KRUEGER BROKERAGE, INC.
Computation of Net Capital
December 31, 2001 and 2000

		2001		2000
Total ownership equity from statements of financial condition		$136,033		$145,115
Ownership equity not allowable		---		---
Total ownership equity qualified for net capital		136,033		145,115
Subordinated liabilities allowable		---		---
Other (deductions) or allowable credits		---		---
Total capital and allowable subordinated liabilities		136,033		145,115
Deductions and/or charges:				
Total nonallowable assets	$ ---		$ ---	
Secured demand note deficiency	---		---	
Commodity futures contracts	---		---	
Other deductions and/or charges	---	---	---	---
Other additions and/or allowable credits		---		---
Haircuts on securities:				
Contractual securities commitments	---		---	
Subordinated securities borrowings	---		---	
Trading and investment securities:				
Exempted securities	---		---	
Debt securities	(1,216)		(1,301)	
Options	---		---	
Other securities	(7,602)		(7,133)	
Undue concentration	---		---	
Other	(4,500)	(13,318)	(5,133)	(13,567)
Net Capital		$122,715		$131,548

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Computation of Basic Net Capital Requirement
December 31, 2001 and 2000

		2001		2000
Total Liabilities		$ 12,870		$ 13,086
Add:				
Drafts for immediate credit	$ ---		$ ---	
Market value of securities borrowed	---		---	
Other unrecorded amounts	---	---	---	---
Total Aggregate Indebtedness		12,870		13,086
Percentage of aggregate indebtedness to net capital		10%		10%
Percentage of debt to debt-equity total		9%		9%
A. Minimum net capital required 6 2/3% of total aggregate indebtedness		858		872
B. Minimum dollar net capital requirement		50,000		50,000
C. Net capital requirement (greater of A or B)		50,000		50,000
D. Net capital		122,715		131,548
Excess Net Capital (D minus C)		$ 72,715		$ 81,548

Krueger Brokerage, Inc. has no outstanding credit balances of the types, which, pursuant to rule 15c 3-3, require the maintenance of a special reserve account for the benefit of customers, nor does the Company engage in the types of transactions which give rise to such credit balances. Therefore, Krueger Brokerage, Inc. is not required to maintain a special reserve bank account.